PROSPECTUS
                                2,346,813 Shares

                              TII INDUSTRIES, INC.

                                  Common Stock

           This Prospectus relates to an aggregate of 2,346,813 shares (collectively, the "Shares") of Common Stock, $.01 par value per share ("Common Stock"), of TII Industries, Inc. ("TII" or the "Company") which may be offered and sold from time to time by the Selling Stockholders named herein. See "Selling Stockholders." Such Shares: (a) were purchased (i) in a private placement of the Company's securities in August 1992 (the "Private Placement"),
(ii) upon the exercise of Warrants to purchase Common Stock issued in the Private Placement (the "Warrants"), (iii) upon the exercise of Unit Purchase
Options ("UPOs") issued to designated employees of M.H. Meyerson & Co., Inc., which acted as placement agent for the Private Placement (the "Placement Agent") or (iv) upon the exercise of the warrants which comprised a part of the UPOs (the "UPO Warrants"); or (b) may be purchased by the holders of certain options granted to WinStar Services, Inc. ("Services") pursuant to a Consulting Agreement originally entered into in connection with the Private Placement (the "WinStar Options"). See "Private Placement."

           The Shares may be offered for sale from time to time by the Selling Stockholders, or their pledgees, donees, transferees or other successors in interest, in the over-the-counter market, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold directly by the Selling Stockholders or through brokers or dealers. In connection with any such sales, Selling Stockholders and brokers or dealers participating in such sales may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended ("1933 Act"). See "Plan of Distribution." The Shares covered by this Prospectus may also be sold under Rule 144 promulgated under the 1933 Act, including paragraph (k) thereof ("Rule 144"), instead of under this Prospectus, to the extent Rule 144 is available for such sale.

           The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders (although the Company received an aggregate of $18,505,000 in the Private Placement and upon the exercise of the Warrants, UPOs and UPO Warrants issued to the Selling Stockholders and others and may receive up to $2,312,500 if the WinStar Options are exercised in full). The Company will bear all expenses in connection with the filing of the Registration Statement of which this Prospectus forms a part, except that the Selling Stockholders will pay all discounts and commissions payable to broker-dealers and the fees and expenses, if any, of counsel to the Selling Stockholders.

           SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

           The Common Stock of the Company is included on the Nasdaq Stock Market National Market System ("Nasdaq/NMS") under the symbol TIII. On December 14, 1995, the closing sales price per share of the Common Stock on Nasdaq/NMS was $7.8125.
                             ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                The date of this Prospectus is December 15, 1995

                              AVAILABLE INFORMATION

           The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices, Seven World Trade Center, 13th Floor, New York, New York 10048 and
Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                      INFORMATION INCORPORATED BY REFERENCE

           The  following  documents,  filed by the Company with the  Commission
(File No. 1-8048) pursuant to the 1934 Act, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995; (iii) the Company's Current Report on Form 8-K dated (date of earliest event reported) August 15, 1995; and (iv) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on November 3, 1980 under the 1934 Act, including any amendment or report filed by the Company for the purpose of updating such description. Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           This Prospectus does not contain all the information set forth in the Registration Statement (No. 33-64980) on Form S-3 (the "Registration Statement") of which this Prospectus forms a part, including exhibits relating thereto, which has been filed with the Commission in Washington, D.C. Copies of the Registration Statement and the exhibits thereto may be obtained, upon payment of the fee prescribed by the Commission, or may be examined, without charge, at the principal office of the Commission.

           THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS UNLESS SUCH EXHIBITS ARE EXPRESSLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO TII INDUSTRIES, INC., 1385 AKRON STREET, COPIAGUE, NEW YORK 11726, (516) 789-5000, ATTENTION: VIRGINIA M. HALL, VICE PRESIDENT-ADMINISTRATION.

                                   THE COMPANY

           TII is a leading supplier to United States telephone operating companies ("Telcos") of overvoltage surge protectors. Overvoltage protectors are required by the National Electric Safety Code to be installed on the subscriber's (user's) home or office telephone lines to prevent injury to telecommunication users and damage to telecommunication equipment due to overvoltage surges caused by lightning and other hazardous electrical occurrences. The Company's other products include network interface devices ("NIDs") and station electronics, which may be incorporated in NIDs together with the Company's overvoltage protectors. Further, during the fiscal quarter ended December 31, 1993 the Company introduced a line of fiber optic products in order to par ticipate in the growing fiber optic market. The Company markets its products, directly or indirectly, to the seven Regional Bell Operating Companies ("RBOCs") and GTE Corporation ("GTE"), which collectively service over 85% of the 140 million subscriber lines in the United States, as well as to most of the 1,300 smaller Telcos.

           The Company is a Delaware corporation organized in 1971 and is the successor to a corporation founded in 1964 by Alfred J. Roach, Chairman of the Board of Directors of the Company. Unless the context otherwise requires, the terms "TII" or the "Company" refer to TII Industries, Inc., its predecessor and its subsidiaries.

           The Company's principal executive office is located at 1385 Akron Street, Copiague, New York 11726 (telephone number (516) 789-5000) and its principal operations office is located at Rd. 165, Kilometer 1.6, Toa Alta, Puerto Rico 00953 (telephone number (809) 870-2700).

                                  RISK FACTORS

           Prospective purchasers should review the entire Prospectus and the information incorporated herein by reference and carefully consider, among other things, the following factors prior to making an investment in the securities offered hereby.

TECHNOLOGICAL CHANGE

           The Company has been selling overvoltage surge protectors, incorporating gas tube technology, as its principal product since the late 1960s. These products are specified as a standard overvoltage protector for the subscriber's telephone lines at five of the seven RBOCs, GTE and at most of the 1,300 smaller Telcos in the United States. Solid state surge protectors have been developed for use within the Telco network as a competitive technology to gas tubes. While solid state overvoltage protectors are faster at reacting to surges, gas tube overvoltage protectors have generally remained the subscriber overvoltage protection technology of choice by virtually all Telcos because of the gas tube's ability to repeatedly withstand significantly higher energy surges (critical safety and maintenance considerations for Telcos), while adding virtually no capacitance onto the communication line (elevated capacitance adversely affects the transmission of data over a communication line). Solid state overvoltage protectors are used principally in Telco's central office switching centers where speed is perceived to be more critical than energy handling capabilities. The Company is not aware of any significant improvements (except for certain new gas tube products discussed below being developed by the Company and a joint venture consisting of AT&T Network Cable Systems and Raychem Corporation) or new solid state protection technology under development. However, the development of solid state overvoltage protectors with increased energy handling capabilities and low capacitance could adversely affect the Company.

           There can be no assurance that the Company will be successful in marketing its new products or developing additional new products to address changing technological requirements, that it can introduce such products on a timely basis or that its existing products will continue to be, or new products will become, successful in the marketplace. The Company's failure to develop new products or adapt its existing products to technological change and competition could have an adverse effect on the Company's business.

EFFECT OF CERTAIN PURCHASE ORDER DEFERRALS

           Net sales and net income for the first quarter of fiscal 1996 were $9,600,000 and $439,000, respectively, compared to $10,456,000 and $536,000, respectively, in the first quarter of fiscal 1995. Toward the close of fiscal 1995, the Company introduced several new products, which will be jointly manufactured with Access Network Technologies ("ANT"), a joint venture between AT&T Network Cable Systems and Raychem Corporation. Two of the Company's current Telco customers have evaluated these new products and have indicated that they will approve them for use. As a result, during the first quarter of fiscal 1996, these customers slowed their purchase of other TII products to minimize their inventory levels in anticipation of the availability and delivery of the new products. While limited shipments are in process, TII and ANT are addressing joint volume production start-up delays. The Company believes that attainment of volume production of the new products should begin at the Company's facilities during the second quarter of fiscal 1996 and volume shipments should commence soon after volume production begins.

FIBER OPTIC BUSINESS

           The Company has begun to develop fiber optic cable products used in connection with the installation and maintenance of fiber optic equipment and transmission lines. The fiber optic market is characterized by innovation, rapidly changing technology and new product development. In addition, although TII has operated in the telecommunications industry for more than 25 years, the Company, in entering into the fiber optic market, faces many of the uncertainties inherent in entering into a new business area. The Company's success in this area will depend, in large measure, upon its ability to identify customer needs and develop new products to keep pace with continuing changes in technology and customer preferences.

COMPETITION

           While the Company is a leading supplier to Telcos of subscriber overvoltage protectors, the Company is subject to significant competition with respect to its protectors as well as its other products. Most of the Company's competitors have substantially greater assets and financial resources, and have larger sales forces, manufacturing facilities and research and development staffs than those of the Company.

DEPENDENCE UPON KEY CUSTOMERS; LACK OF LONG TERM COMMITMENTS

           Virtually all of the Company's products are sold either directly, through distributors or as components of equipment manufactured by others, including other NID suppliers, to the Telcos. The Telco industry is dominated by a few large customers. The seven RBOCs and GTE service over 85% of all subscriber lines in the United States. The Company's overvoltage protectors are specified as a standard overvoltage protector for the subscriber's telephone lines at five of the seven RBOCs and GTE, the loss of one or more of which customers, or a substantial diminution in the orders received from them, could materially and adversely affect the Company. For the year ended June 30, 1995, direct sales to five RBOCs and GTE, known distributors thereto and manufacturers who are known to use the Company's products as components in equipment manufactured for these Telcos, are believed to have accounted for a substantial majority of the Company's net sales.

ANTI-TAKEOVER PROVISIONS

           Under the Company's Restated Certificate of Incorporation, the affirmative vote of the holders of at least 75% of the Company's outstanding shares of capital stock entitled to vote thereon is required to authorize any merger or consolidation of the Company or any of its subsidiaries with another entity, or a sale, lease or exchange by the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, if the other party to the transaction owns 10% or more of the Company's voting stock in the election of directors (other than a person who was such holder on December 3, 1979), or the dissolution of the Company, unless such merger, consolidation, sale, lease or exchange (or a dissolution substantially consistent therewith) was approved by the Company's Board of Directors prior to the other party to the transaction acquiring such 10% interest. Mr. Alfred J. Roach is the only person known to have been a beneficial owner of 10% or more of the Company's voting stock at December 3, 1979. Also, the Board of Directors is divided into three classes, each of which is elected in successive years for three year terms. Accordingly, any persons seeking to acquire voting control of the Company solely through the election of directors would have to elect directors at two annual stockholders' meetings in order to elect a majority of the Board. Additionally, the Restated Certificate of Incorporation permits the Company's directors to issue shares of Preferred Stock in one or more series and to designate the terms of each series without further stockholder action. Each of these provisions may render impossible any attempts by outside persons or business concerns to obtain control of the Company in a manner which might be in the best interests of the Company's stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

           Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. As at November 30, 1995, the Company had outstanding 7,076,008 shares of Common Stock of which 4,372,780 shares were freely tradeable and 1,996,813 shares are registered under the 1933 Act for resale under this Prospectus or another prospectus or are eligible for sale under paragraph (k) of Rule 144. The remaining 706,415 outstanding shares of Common Stock are held by persons who may be deemed affiliates of the Company and are eligible for sale under Rule 144.

           Of the 2,732,481 shares of Common Stock reserved for potential future issuance at November 30, 1995: (i) 400,000 Shares are registered hereunder for resale by the holders of the WinStar Options after any exercise thereof; (ii) 150,000 shares are registered for resale under a separate registration statement following any exercise of certain options granted to a consulting firm; and
(iii) 300,000 shares, issuable upon conversion of certain convertible indebtedness, are eligible for sale under paragraph (k) of Rule 144 following such conversion. The remaining 1,882,481 reserved shares are registered under the 1933 Act for issuance upon the exercise of options which have been, or may in the future be, granted under employee stock option plans. Such registration enables persons exercising those options, who are not affiliates of the Company, to freely sell the shares of Common Stock acquired and those who are affiliates to resell the shares acquired under Rule 144 without any additional holding period.

           In general, Rule 144 enables a stockholder to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during a specified four-week period in unsolicited "broker's transactions" and subject to certain other conditions. Paragraph (k) of Rule 144 permits a stockholder who has not been an affiliate of the Company during the 90 days preceding a sale by such stockholder and who has beneficially owned the shares to be sold for at least three years (including the holding period of convertible securities) to sell such shares without regard to the volume and other limitations otherwise imposed by Rule 144.

           No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of additional shares of Common Stock for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, including shares issuable upon the exercise of the WinStar Options or other options, or upon conversion of certain convertible indebtedness, or the perception that such sales could occur, could adversely affect the market price for the Common Stock.

NO DIVIDENDS ANTICIPATED

           To date, the Company has paid no cash dividends. For the foreseeable future, the Company intends to retain all earnings generated from operations for use in the Company's business. Additionally, the Company's Revolving Credit Agreement prohibits the payment of dividends until such indebtedness has been repaid in full. Therefore, no dividends to stockholders can be anticipated for the foreseeable future.

                                PRIVATE PLACEMENT

GENERAL

           The Shares covered by this Prospectus (i) were issued as part of the Private Placement, upon the subsequent exercise of Warrants or UPOs issued in the Private Placement or upon the subsequent exercise of UPO Warrants or (ii) are issuable upon the exercise of the WinStar Options. Prior to the date of this Prospectus, an aggregate of 2,965,187 shares of Common Stock issued in the Private Placement or upon exercise of the Warrants, UPOs and UPO Warrants were sold under a Prospectus dated August 10, 1994 or Rule 144.

PRIVATE PLACEMENT SHARES AND WARRANTS

           In August  1992,  the  Company  completed  the Private  Placement  of
2,200,000 shares of Common Stock and Warrants to purchase a like number of shares of Common Stock. The shares of Common Stock and Warrants were issued in units with a purchase price of $2.50 for one share and one Warrant. The Warrants entitled the holders thereof to purchase Common Stock at any time and from time to time until August 6, 1995 at an exercise price of $5.00 per share. The closing price of the Company's Common Stock on the American Stock Exchange (the exchange upon which the Company's Common Stock was then listed) on August 7, 1992, the closing date of the Private Placement was $3.44 per share. The Company granted to all purchasers of the Common Stock and Warrants in the Private Placement certain rights until August 6, 1997 to cause the securities acquired (and shares of Common Stock underlying the Warrants) to be registered for sale under the 1933 Act, at the Company's cost and expense, except commissions and legal fees of the holders. All of the Warrants have been exercised.

           Included in such shares of Common Stock and Warrants was the issuance to Alfred J. Roach, Chairman of the Board of the Company, Timothy J. Roach, President and a director of the Company, and another employee of the Company, of 200,000, 100,000 and 100,000 shares of Common Stock, respectively, and Warrants to purchase a like number of shares of Common Stock in exchange for 5,000, 2,500 and 2,500 shares, respectively, of the Company's then outstanding Series B Preferred Stock which they had purchased for $500,000, $250,000 and $250,000, respectively, on February 25, 1992. The balance of the shares of Common Stock and Warrants were issued for cash to persons then unaffiliated with the Company, including Timothy R. Graham and a company affiliated with Services (which company subsequently transferred such shares of Common Stock and Warrants to William J. Rouhana, Jr. and Timothy R. Graham) purchasers of 30,000 and 180,000 shares of Common Stock and Warrants to purchase a like number of shares of Common Stock, respectively. Messrs. Rouhana and Graham became directors of the Company following the completion of the Private Placement. Mr. Rouhana is a principal of Services. Mr. Graham is Executive Vice President of and General Counsel to Services.

UPO SHARES AND UPO WARRANTS

           For its services in the Private Placement, the Placement Agent received a commission of $430,000 and a non-accountable expense allowance of $60,000. In addition, certain of the Placement Agent's employees purchased, for nominal consideration, UPOs, exercisable between August 7, 1993 and August 6, 1997, entitling them to purchase an aggregate of 256,000 shares of Common Stock and the same number of UPO Warrants. Each UPO was exercisable at $2.833 per unit and consisted of one share of Common Stock and one UPO Warrant. Each UPO Warrant was identical to the Warrants issued in the Private Placement. As a result of such arrangements, the Placement Agent may be considered an "underwriter" within the meaning of the 1933 Act and such compensation may be deemed "underwriting compensation." See "Selling Stockholders." The Company granted to the holders of the UPOs certain rights until August 6, 1997 to cause the Common Stock issuable upon exercise of the UPOs and shares of Common Stock issuable upon exercise of the UPO Warrants to be registered for sale under the 1933 Act at the Company's cost and expense, except commissions and legal fees of the holders.
All of the UPOs and the UPO Warrants have been exercised.

WINSTAR OPTIONS

           In connection with the Private Placement, the Company entered into a Consulting Agreement dated June 2, 1992 (the "Consulting Agreement") with Services which became effective on August 7, 1992 with the completion of the Private Placement.

           Under the Consulting Agreement, as amended, between August 7, 1992 and July 28, 1995, Services received a monthly fee of $7,500 and additional fees based upon the value of certain types of transactions if consummated by the Company. In fiscal 1995, in addition to its monthly fee, the Company paid Service $80,000 in connection with the Company's entering into an $8,000,000 Revolving Credit Loan Agreement with a commercial bank in January 1995. In addition, in connection with entering into the Consulting Agreement, the Company granted to Services options to purchase 400,000 shares of Common Stock, exercisable during a three-year period commencing February 7, 1993 as follows:
(a) 200,000  shares at $5.00 per share;  (b) 60,000  shares at $5.625 per share;
(c) 60,000 shares at $6.25 per share; and (d) 80,000 shares at $7.50 per share. Services has been granted the right to "piggyback" the options and the shares underlying the options on each registration statement (with certain exceptions) filed by the Company under the 1933 Act for the sale of the Company's securities until August 6, 1997. The Company has also agreed to register the options and the shares of Common Stock issuable upon exercise of the options, on one occasion, upon the demand made prior to August 7, 1997 by a majority of the holders of the options and the underlying shares, taken in the aggregate. Such registration statements would be at the Company's cost and expense, except for commissions and legal fees of the then holders. These options were subsequently transferred by Services to Messrs. William J. Rouhana, Jr., Timothy R. Graham and a third person.

                              SELLING STOCKHOLDERS

           The following table sets forth information,  as at November 15, 1995,
(i) each Selling Stockholder's beneficial ownership of the Company's Common Stock prior to the offering of any Shares hereunder by such Selling Stockholder,
(ii) the number of Shares which may be offered for sale hereunder and (iii) the number of shares of the Company's Common Stock to be beneficially owned by such Selling Stockholder after the offering (assuming the sale of all Shares being offered hereunder, but no sale of other securities beneficially owned by such Selling Stockholder). Shares of Common Stock to be Offered Hereunder represent
(i) Shares issued in the Private Placement and upon any exercise of the Warrants, the UPOs and UPO Warrants (to the extent not sold prior to the date hereof) and (ii) Shares which may be acquired upon exercise of the WinStar Options.

           Under applicable rules of the Commission, a Selling Stockholder is deemed to beneficially own, in addition to outstanding shares beneficially owned, shares which such person has the right to acquire within sixty days (for example, through the exercise of the WinStar Options or employee stock options). Thus, such shares, although not presently outstanding, are included in the shares of Common Stock beneficially owned by a Selling Stockholder, both before and (to the extent not included in Shares of Common Stock to be Offered Hereunder) after the offering. The shares so included for a particular Selling Stockholder are deemed outstanding Common Stock for the purpose of computing the percentage of the Company's outstanding Common Stock that would be beneficially owned by such person (but for no other Selling Stockholder). All information with respect to stock ownership has been furnished to the Company by or on behalf of the respective Selling Stockholders.

                                                                                                        Shares of Common Stock
                                                  Shares of Common                                     Stock Beneficially Owned
                                               Stock Beneficially          Shares of Common                  After Offering
                                                   Owned Prior               Stock to be                 ----------------------
           Name                                    to Offering             Offered Hereunder             Number     Percent (1)
           ----                                  -----------------         ---------------------         ------     -----------
Suzanne Barasch                                    4,000                       3,000                   1,000             *
Herbert & Ellen  Beloff                           15,000                      15,000                       0             *
Mark Berg                                         28,000                      28,000                       0             *
Daniel Capen                                      18,000                      10,000                   8,000             *
David Carr                                        30,000                      10,000                  20,000             *
Corey Casper                                      10,000                      10,000                       0             *
Henry M. Cohn                                     56,300                      56,300                       0             *
Jeffrey & Joan Danzig                              5,750                       5,750                       0             *
Bertrand C.  &
    Noelle M. Faure                               80,000                      60,000                  20,000             *
Nancy C. Goodman                                  14,700                      14,700                       0             *
Nancy Goodman, Custodian
    for Yale Benjamin Goodman                     10,000                      10,000                       0             *
Nancy Goodman, Custodian
    for Pace Samuel Goodman                       10,000                      10,000                       0             *
Timothy R. Graham                                119,250  (2)                118,000                   1,250   (3)       *
Ronald I. Heller                                 250,000  (4)                 59,260                 190,740   (4)       2.6%
Peter Janssen                                     50,000                      50,000                       0             *
Donald H. Kleban                                  20,000                      20,000                       0             *
Alan Litner                                        5,000                       5,000                       0             *
Lawrence N. Meyerson                               5,000                       5,000                       0             *
Bette Nagelberg                                  300,000  (5)                 59,260                 240,740   (5)       3.4%
Murray J. Nagelberg                               13,500                      10,700                   2,800             *
Murray Nagelberg Keogh Plan                        8,600                       5,000                   3,600             *
Russell W. Nelson                                 40,000                      40,000                       0             *
Gerald A.  & Nessa Perman                         30,000                      30,000                       0             *
Joseph M. Rinaldi                                 43,000                      30,000                  13,000             *
Alfred J. Roach                                  862,100  (6)                400,000                 462,100   (6)       6.5%
Timothy J. Roach                                 501,253  (7)                200,000                 301,253   (7)       4.2%
William J. Rouhana, Jr.                          534,613  (8)                533,363                   1,250   (3)       *
Raul  & Anne Rubel                                20,000                      20,000                       0             *
Caroll Saks                                       10,000                      10,000                       0             *
Mark R. Saunders                                   8,000                       8,000                       0             *
Gary Siemons                                      10,000                      10,000                       0             *
Joel Stone                                       120,000                     120,000                       0             *
Leonard W. Suroff                                120,000  (9)                 80,000                  40,000   (9)       *
Dennis & Debra Swing                               5,000                       5,000                       0             *
Fredric E. von  Stange                           104,400  (10)               104,400                       0             *
Danny  & Etta Weinheim                             4,000                       4,000                       0             *
Darryl & Karen Weiss                              18,500                       3,500                  15,000             *
Muriel C. Weithorn IRA                            20,000                      20,000                       0             *
Stanley Weithorn trustee under
    the Article Sixth Trust                       16,000                      16,000                       0   (11)      *
Stanley Weithorn, trustee of the MLM
    Charitable Remainder Unitrust                 20,000                      20,000                       0   (11)      *
Stanley S. Weithorn
    Revocable Trust                               81,580                      81,580                       0   (11)      *
Stanley S. Weithorn, trustee of
    the Weithorn Family Charitable
    Remainder Unitrust                            20,000                      20,000                       0   (11)      *
Stanley S. Weithorn, life tenant
   under Joint Purchase Agreement                  4,000                       4,000                       0   (11)      *
Amelia S. Ehrmann
    Foundation                                    10,000                      10,000                       0   (11)      *
WinStar Services
    Pension Plan                                   8,000                       4,000                   4,000             *
Glen &  Debra Wolther                              8,000                       8,000                       0             *
                                            ------------                ------------            ------------

           TOTAL                               3,671,546                   2,346,813               1,324,733
                                               ---------                   ---------               ---------

----------------------------

(1)        Asterisk indicates less than 1%.

(2) Includes 40,000 shares of Common Stock issuable upon exercise of WinStar Options and 1,250 shares of Common Stock subject to an options held under the Company's 1994 Non-Employee Director Stock Option Plan. Does not include the remaining 3,750 shares subject to this option, accelerated vesting of which was authorized by the Company's stockholders on December 6, 1995 or an additional fully vested option to purchase 10,000 shares of Common Stock, granted under the Company's 1994 Non-Employee Director Stock Option Plan on December 6, 1995.

(3) Represents 1,250 shares of Common Stock subject to an option held under the Company's 1994 Non-Employee Director Stock Option Plan. Does not include the remaining 3,750 shares subject to this option, accelerated vesting of which was authorized by the Company's stockholders on December 6, 1995 or an additional fully vested option to purchase 10,000 shares of Common Stock, granted under the Company's 1994 Non-Employee Director Stock Option Plan on December 6, 1995.

(4) Includes 190,700 shares of Common Stock owned jointly by Mr. Heller with his wife.

(5) Excludes 25,260 shares of Common Stock, which may be deemed to be beneficially owned by Mrs. Nagelberg.

(6) Includes 60,360 shares of Common Stock subject to options held under the Company's 1986 Stock Option Plan. Excludes 60,704 shares beneficially owned by Mr. Roach's wife, as to which Mr. Roach disclaims beneficial ownership.

(7) Includes 968 shares of Common Stock owned by Mr. Roach's wife (who has sole voting and dispositive power with respect to the shares owned by her and as to which Mr. Roach disclaims beneficial ownership); 4,240 shares owned by Mr. Roach as trustee or custodian for his children, and 60,000 shares subject to options held under the Company's 1986 Stock Option Plan.

(8) Includes 288,000 shares of Common Stock issuable upon exercise of WinStar Options and 1,250 shares of Common Stock subject to an option held under the Company's 1994 Non-Employee Director Stock Option Plan. Does not include the remaining 3,750 shares subject to this option, accelerated vesting of which was authorized by the Company's stockholders on December 6, 1995 or an additional fully vested option to purchase 10,000 shares of Common Stock, granted under the Company's 1994 Non-Employee Director Stock Option Plan on December 6, 1995.

(9) Includes 30,000 shares of Common Stock subject to options held under the Company's 1986 Stock Option Plan.

(10) Includes 72,000 shares of Common Stock issuable upon exercise of WinStar Options.

(11) Stanley Weithorn may be deemed the beneficial owner of all of these securities. Mr. Weithorn has shared voting and dispositive power with respect to securities owned by the Amelia S. Ehrmann Foundation. Mr. Weithorn disclaims beneficial interest in the securities owned directly by his wife, Muriel C. Weithorn.

                          DESCRIPTION OF CAPITAL STOCK

           The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, 10,000,000 shares of Class B Stock, $.01 par value per share ("Class B Stock"), 100,000 shares of Class C Stock, $.01 par value per share ("Class C Stock"), and 1,000,000 shares of Preferred Stock, $1.00 par value per share, issuable in series ("Preferred Stock").

           As of November 30, 1995, there were issued and outstanding 7,076,008 shares of Common Stock and no shares of Class B Stock, Class C Stock or Preferred Stock were issued. No Class B Stock can be issued unless previously approved by stockholders. Class C Stock and Preferred Stock can be issued by the Board of Directors without the need to obtain stockholder approval.

           The following is a summary of certain provisions contained in the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), By-Laws and Revolving Credit Loan Agreement, copies of which are exhibits to the Registration Statement of which this Prospectus forms a part. The summary does not purport to be complete and is qualified in its entirety by reference to such documents.

COMMON STOCK

           Voting Rights. Under the Company's Restated Certificate of Incorporation, the holders of Common Stock have one vote per share outstanding. The Restated Certificate of Incorporation and By-Laws provide for classification of the Board of Directors into three classes, the directors of each class to serve a three-year term, and allow removal of directors only for cause by stockholders. In addition, the Company's Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Company entitled to vote thereon to authorize (i) any merger or consolidation of the Company or any of its subsidiaries with or into another entity, (ii) any sale, lease or exchange of all or substantially all of the assets of the Company and its subsidiaries taken as a whole if, as of the record date for determining stockholders entitled to vote on a matter in (i) or (ii), the other party to the transaction beneficially owns 10% or more of the Company's outstanding capital stock entitled to vote in the election of directors (other than a person who beneficially owned at least 10% of the Company's voting capital stock at December 3, 1979) or (iii) the dissolution of the Company. The supermajority voting requirement does not apply to a transaction with a person or entity who became such 10% beneficial owner after the Company's Board of Directors approved the transaction in (i) or (ii) or as to a dissolution of the Company if such dissolution is substantially consistent with such an approved transaction. The Restated Certificate of Incorporation and By-Laws further provide that the affirmative vote of the holders of at least 75% of the Company's outstanding voting stock is required to make, alter or repeal, or to adopt any provision inconsistent with, the foregoing provisions of the Company's Restated Certificate of Incorporation or By-Laws.

           Dividends and Other Distributions. Subject to the rights of holders of any Preferred Stock, the holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds  legally  available  therefor  and,  in  the  event  of  the  liquidation, dissolution  or  winding  up of the  Company,  to share  ratably  in all  assets remaining after the payment of liabilities. To date, the Company has paid no cash dividends. For the foreseeable future, the Company intends to retain all earnings generated from operations for use in the Company's business. Additionally, the Company's Revolving Credit Loan Agreement prohibits the payment of dividends until such indebtedness has been repaid in full. Therefore, no dividends to stockholders can be anticipated for the foreseeable future.

           Other. The Common Stock is not convertible into any other class of securities, is not redeemable and does not carry any preemptive rights.

           Transfer Agent. The transfer agent for the Company's Common Stock is Harris Trust Company of New York, 77 Water Street, New York, New York 10005.

PREFERRED STOCK

           The Company's Preferred Stock is issuable in one or more series from time to time at the discretion of the Board of Directors. The Board of Directors is authorized, with respect to each series, to fix by resolution its designation, powers, preferences (including with respect to dividends and on liquidation), rights (including voting, dividend, conversion, sinking fund and redemption rights), qualifications, limitations and restrictions. Shares of Preferred Stock issued by action of the Board of Directors could be utilized, under certain circumstances, as a method of making it more difficult for a party to gain control of the Company without the approval of the Board of Directors. The Company presently has no plans or arrangements for the issuance of any additional Preferred Stock.

CLASS B STOCK

           Since their conversion into Common Stock in September 1995, there have been no outstanding shares of Class B Stock, and no shares of Class B Common Stock can be issued without prior stockholder approval. The Restated Certificate of Incorporation provides that any Class B Common Stock is to be identical to Common Stock except that shares of Class B Stock (i) would only be entitled to dividends equal to 83-1/3% of the dividend payable on Common Stock, if any were declared, and (ii) would vote together with Common Stock as one class on all matters except the election of directors and on matters on which Delaware law requires a separate vote of each such class, with each share of Common Stock having one vote and each share of Class B Stock having ten votes. As to the election of directors, holders of the Common Stock would vote separately as a class for the election of 25% of the directors and, in addition, vote together with the holders of Class B Stock as one class for the remainder of the directors, with each share of Common Stock having one vote and each share of Class B Stock having ten votes. If, however, on the record date for any stockholder meeting with respect to the election of directors, the number of outstanding shares of Class B Stock is less that 12-1/2% of the aggregate total number of shares of Common Stock and Class B Stock then outstanding, Common Stock would vote separately as a class for the election of 25% of the total number of directors of the entire Board of Directors and the Class B Stock would vote separately as a class to elect the remaining directors.

           Class B Common Stock would be convertible into Common Stock on a share for share basis at any time at the option of the holder automatically if the number of outstanding shares of Class B Stock is less than 5% of the aggregate number of issued and outstanding shares of Common Stock and Class B Stock or if the Board of Directors and holders of the majority of the outstanding shares of Class B Stock authorize such conversion. Class B Stock would have limited rights of transferability without being automatically converted into Common Stock on a share for share basis. The Company presently has no plans or arrangements for the issuance of any Class B Stock.

CLASS C STOCK

           Class C Stock may be sold only to employees of the Company who are also residents of Puerto Rico. Holders of any Class C Stock which may be issued shall be entitled to receive, when and as declared by the Board of Directors of the Company, non-cumulative dividends at the rate of $2.00 per share per year, and no more. The Company may, at the option of the Board of Directors, redeem in whole or part any Class C Stock which may be issued at any time by paying $.01 for each share thereof, together with any dividends theretofore declared thereon and remaining unpaid at the date of redemption. Except as expressly required by law, any future holders of the Class C Stock would have no voting power, conversion rights into Common Stock, liquidation rights or preemptive rights.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

           The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the person becomes an interested stockholders, unless: (i) prior to the time at which the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which the person becomes an interested stockholder; (ii) the stockholder acquires at least 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder; or
(iii) the business combination is approved by the board of directors and by at least 66-2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or subsequent to the time such stockholder became an interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates (each as defined in Section 203), owns (or, in certain cases, at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" generally to include, without limitation, mergers, consolidations, stock sales, asset-based transactions and other transactions resulting in a financial benefit to the interested stockholders.

                              PLAN OF DISTRIBUTION

           The Shares may be offered for sale, from time to time, by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, in the over-the-counter market, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares covered by this Prospectus may also be sold under Rule 144 (including paragraph (k) thereof) instead of under this Prospectus, to the extent available for such sale. Shares under this Prospectus may be sold by one or more of the following methods: (a) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (b) purchases by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; (c) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or (d) negotiated transactions between Selling Stockholders and purchasers without a broker or dealer. In connection with any sales, a Selling Stockholder and broker or dealer participating in such sales may be deemed "underwriters" within the meaning of the 1933 Act. M.H. Meyerson & Co., Inc., a registered broker-dealer and member of the National Association of Securities Dealers, and certain of its officers and employees who are Selling Stockholders may be deemed "underwriters."

           Brokers or dealers selling under this Prospectus may receive commissions, discounts or concessions from a Selling Stockholder and/or purchasers of the Shares for whom such broker or dealers may act as agents, or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). The Selling Stockholders and any participating brokers or dealers may be deemed to be "underwriters" within the meaning of the 1933 Act. Any such commissions, discounts or concessions and any gain realized by such broker or dealer on the sale of shares which it purchases as a principal may be deemed to be underwriting compensation to the broker or dealer.

           The Selling Stockholders have been advised by the Company that during the time each is engaged in distributing Shares covered by this Prospectus, each must comply with Rules 10b-5 and 10b-6 under the 1934 Act, as amended, and pursuant thereto: (i) may not engage in any stabilization activity in connection with the Company's securities; (ii) must furnish each broker through which Common Stock covered by this Prospectus may be offered the number of copies of this Prospectus which are required by each broker; and (iii) may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the 1934 Act. Any Selling Stockholder who may be an "affiliated purchaser" of the Company, as defined in Rule 10b-6, have been further advised that pursuant to Securities Exchange Act Release 34-23611 (September 11, 1986), they must coordinate their sales under this Prospectus with each other and the Company for purposes of Rule 10b-6.

                                  LEGAL MATTERS

           The validity of the Common Stock offered hereby was passed upon by Parker Chapin Flattau & Klimpl, the predecessor of Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036.

                                     EXPERTS

           The consolidated financial statements and schedules of TII Industries, Inc. incorporated by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

           The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement under the 1933 Act with respect to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office, and copies of all or any part of the Registration Statement may be obtained from such office upon the payment of the fees prescribed by the Commission.

=====================================    ======================================

     No  person  has been  authorized
in connection  with the offering made
hereby to give any information  or to
make any representation not contained
in this Prospectus or a supplement to
this  Prospectus,  and,  if  given or
made,  such  information or represen-
tation must  not be  relied  upon  as
having been authorized by the Company,            2,346,813 Shares
the  Selling Stockholder or any other
person.  Neither  this Prospectus nor
any  supplement  to  this  Prospectus            TII INDUSTRIES, INC.
constitutes  an  offer  to  sell or a
solicitation  of an offer to buy, any
securities  other than the securities               Common Stock
to  which it  relates  or an offer to
sell or the solicitation  of an offer
to buy  such securities in any juris-
diction where,  or  to any person  to
whom  it  is unlawful to make such an
offer or solicitation.   Neither  the
delivery  of  this Prospectus nor any
supplement to this Prospectus nor any
sale  made  hereunder  or  thereunder
shall,    under  any   circumstances,
create any implication that there has
been no change in the  affairs of the
Company  since  the  date  hereof  or
thereof  or that the information con-                  PROSPECTUS
tained  herein is correct as  of  any                  ----------
time  subsequent to the dates  as  of
which such information is furnished.


     TABLE OF CONTENTS
                                 Page

Available Information.................. 2
Information Incorporated by Reference.. 2
The Company............................ 3
Risk Factors........................... 3
Private Placement...................... 6
Selling Stockholders................... 7
Description of Capital Stock...........10
Plan of Distribution...................12
Legal Matters..........................12
Experts................................13
Additional Information.................13

                                                     December 15, 1995


=====================================    ======================================